EXHIBIT 99.29

MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:              NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.
355 Burrard Street, Suite 840
Vancouver, BC  V6C 2G8

ITEM 2:              DATE OF MATERIAL CHANGE

March 2, 2010

ITEM 3:              NEWS RELEASE

March 2, 2010, via Marketwire.

ITEM 4:              SUMMARY OF MATERIAL CHANGE

The Company has closed its previously announced public offering of 15,007,500 common shares at a price of $2.30 per common share for gross proceeds to the Company of $34,517,250.

ITEM 5:              FULL DESCRIPTION OF MATERIAL CHANGE

The Company has closed its previously announced public offering of 15,007,500 common shares at a price of $2.30 per common share for gross proceeds to Fortuna of $34,517,250 (the “Offering”).  The Company filed a final short form prospectus in Alberta, British Columbia, Manitoba and Ontario in connection with the Offering on February 18, 2010.  CIBC World Markets Inc. and Canaccord Financial Ltd. acted as co-lead underwriters in connection with the Offering together with BMO Capital Markets (the “Underwriters”).  The Offering includes the exercise in full of the over-allotment by the Underwriters.

The net proceeds of the Offering will be used to fund construction of the Company’s 100% owned San Jose project in the state of Oaxaca, Mexico and for general corporate purposes.

ITEM 6:               RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:               OMITTED INFORMATION

Not applicable.

ITEM 8:               EXECUTIVE OFFICER

Jorge Ganoza Durant, President & CEO
Telephone: 604-484-4085

ITEM 9:               DATE OF REPORT

March 3, 2010